Celsius Holdings, Inc.

2424 N. Federal Highway, Suite 208

Boca Raton, Florida 33431

December 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Ruairi Regan

Re:	Celsius Holdings, Inc. (the “Company”)
Registration Statement on Form S-3, as amended,
File No. 333-228888

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, December 31, 2018, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ John Fieldly
John Fieldly
Chief Executive Officer